NATIONWIDE LIFE INSURANCE COMPANY

One Nationwide Plaza

Columbus, Ohio 43215-2220

JUVENILE BENEFIT LIMITATION ENDORSEMENT

General Information Regarding this Endorsement

This Juvenile Benefit Limitation Endorsement (“Endorsement”) revises the terms and conditions of the Policy to which it attached. To the extent the terms of the Policy and this Endorsement are inconsistent, the terms of this Endorsement shall control. Non-defined terms shall have the meaning given to them in the Policy.

Purpose

This Endorsement describes limitations under New York Insurance Law on the aggregate amount of life insurance coverage that may be obtained on the life of a juvenile Insured (“Insured Child”).

Applicability and Limits

The following applies to all policies issued on the life of an Insured Child including all Children’s Term Insurance Rider(s) issued on the life of an Insured Child.

The amount of insurance payable upon the death of an Insured Child is based upon the Insured Child’s Issue Age and shall not be more than:

Ages under 4 Years 6 Months: $50,000 or 25% of the applicant’s in-force coverage on the Policy Date, whichever is greater; and

Ages 4 Years 6 Months to 14 Years 6 Months: $50,000 or 50% of the applicant’s in-force coverage on the Policy Date, whichever is greater.

The above limits may be exceeded only if:

1.	the applicant and Premium payer have an insurable interest in the life of the Insured Child; and
2.	the Insured Child is not dependent on that person for support and maintenance.

We will not be liable for the payment of any Death Benefit Proceeds in excess of the above limits determined by prioritization of all policies and/or riders issued on the life of the Insured Child based on the Policy Date of such policy and/or Rider Effective Date of such rider.

Refund of Premium or Charges

We will refund any Premium paid or charges deducted attributable to coverage under the Policy and/or Children’s Term Insurance Rider in excess of such limits with compound interest at the rate assumed in the valuation of the Policy and/or rider. Such refund will be made if we receive satisfactory proof that the amount of insurance under this Policy and/or the Children’s Term Insurance Rider is in excess of such limits and either:

1.	a demand made in writing to us at our Home Office stated on the face page of this Policy with return of the Policy and/or rider for cancellation or endorsement; or

2.	Proof of Death of the Insured Child.

The amount of such refund will be that proportion of the Premiums or charges paid for the Policy or Children’s Term Insurance Rider (less any indebtedness upon such excess insurance, with interest thereon) which the amount of reduction in the Specified Amount hereunder at the time of such demand or death bears to the Specified Amount as provided in the Policy and/or rider.

Secretary	President